UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON 26 MAY 2009
The Board is pleased to announce that the resolutions proposed at the Annual General Meeting held on 26 May 2009 (the “AGM”) were duly passed by the Shareholders by way of poll.
Reference is made to the circular of APT Satellite Holdings Limited (the “Company”) dated 22 April 2009 (the “Circular”) in respect of the resolutions proposed in the notice of the AGM to the grant of general mandates to Directors and the proposed re-election of the retiring directors. Terms used herein shall have the same meanings as defined in the Circular.
The Board is pleased to announce that the resolutions proposed at the AGM were duly passed by the Shareholders by way of poll. The poll results in respect of each resolution passed at the AGM were as follows:

Number of votes (%)
Ordinary Resolutions		For	Against
1.	To receive the audited consolidated financial statements and the reports of the Directors and the auditors for the year ended 31 December 2008.	247,596,000 (99.69%)	778,000 (0.31%)
2.(i)(a)	To re-elect Mr. Cheng Guangren as a Director.	248,374,000 (100%)	NIL (0.00%)
2.(i)(b)	To re-elect Mr. Qi Liang as a Director.	248,374,000 (100%)	NIL (0.00%)
2.(i)(c)	To re-elect Mr. Lim Toon as a Director.	247,596,000 (99.69%)	778,000 (0.31%)
2.(i)(d)	To re-elect Dr. Yin Yen-liang as a Director.	245,714,000 (98.93%)	2,660,000 (1.07%)
2.(i)(e)	To re-elect Mr. Wu Zhen Mu as a Director.	247,596,000 (99.69%)	778,000 (0.31%)
2. (ii)	To authorize the Board of Directors to fix the Directors’ remuneration.	248,374,000 (100%)	NIL (0.00%)
3.	To re-appoint Messrs. KPMG as the auditors of the Company and to authorize the Board of Directors to fix their remuneration.	248,374,000 (100%)	NIL (0.00%)
4.	To pass the ordinary resolution number 4 as set out in the Notice convening the 2009 AGM to grant a repurchase mandate to the Directors to purchase issued shares of the Company.	248,374,000 (100%)	NIL (0.00%)
5.	To pass the ordinary resolution number 5 as set out in the Notice convening the 2009 AGM to grant a general mandate to the Directors to allot, issue and deal with the additional shares of the Company.	245,714,000 (98.93%)	2,660,000 (1.07%)
6.	To pass the ordinary resolution number 6 as set out in the Notice convening the 2009 AGM to extend the general mandate on the issue of additional shares.	245,714,000 (98.93%)	2,660,000 (1.07%)

As more than 50% of the votes were cast in favour of each of the above resolutions, each of the resolutions proposed at the AGM was duly passed as an ordinary resolution.
As at the date of the AGM, (i) the issued share capital of the Company comprised 413,265,000 Shares; (ii) there should be a total number of 413,265,000 Shares (representing the entire issued share capital of the Company) which was the total number of shares entitling the holder to attend and vote for or against the resolution at the AGM; and (iii) there was no Share entitling the holder to attend and vote only against the resolution at the AGM.
The Company’s branch share registrar in Hong Kong, Tricor Tengis Limited, was appointed as the scrutineer for the vote-taking at the AGM.

By Order of the Board
Dr. Lo Kin Hang, Brian
Company Secretary
Hong Kong, 26 May 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 26, 2009.

APT Satellite Holdings Limited
By	/s/ Cheng Guangren
Cheng Guangren
Executive Director and President